July 20, 2007

Delivered via Overnight Mail

Mr. Rufus Decker                             Ms. Lisa Haynes
Accounting Branch Chief                      Staff Accountant
Securities and Exchange Commission           Securities and Exchange Commission
Division of Corporation Finance              Division of Corporation Finance
100 F Street, N.E.                           100 F Street, N.E.
Washington, DC  20549                        Washington, DC  20549

          Re:  First Montauk Financial Corp.
               Form 10-K for fiscal year ended December 31, 2006 Form 10-K/A for fiscal year ended December 31, 2006 Form 8-K filed May 11, 2007 File No. 0-6729


Dear Mr. Decker and Ms. Haynes:

We are in receipt of your letter dated July 10, 2007 concerning comments to the above-referenced filings of First Montauk Financial Corp. ("Montauk" or the "Company"). This letter sets forth Montauk's responses to the Staff's comments as set forth in your letter. In presenting this response, we have followed the enumerated comments and section headings as set forth in your letter. Please note that in the event you have any questions regarding this submission; please contact the Company's Acting Chief Financial Officer, Ms. Mindy Horowitz, First Montauk Financial Corp., Parkway 109 Office Center, 328 Newman Springs Road, Red Bank, New Jersey 07701, telephone (732) 842-4700.

As discussed in our July 11, 2007 conference call, this letter addresses the Company's response to items 1, 4, 5 and 6 of your July 10, 2007 letter. The responses to items 2 and 3 will be sent in a separate letter.

The Company's responses are as follows:

Form 10-K for the Year Ended December 31, 2006

General


1. We note the three bullet-pointed acknowledgements (e.g. Tandy language) provided at the end of your response letter dated June 28, 2007. However, these acknowledgements must be provided in writing from your management, not from your outside counsel on management's behalf. Please include the required written acknowledgments by a member of management in your next response letter.


Response

         A member of management will make the required written acknowledgement of the Tandy language in this response letter.

Mr. Rufus Decker                                                July 20, 2007
Accounting Branch Chief                                         Page 2 of 5
Ms. Lisa Haynes
Staff Accountant
Securities and Exchange Commission




Note 12 - Clearing Agreement, page F-24

4. We note your response to comment 14 from our letter dated May 15, 2007. Please quantify for us the amount of the $1 million payment from NFS which represented reimbursement of over-charges paid to NFS as compared to incremental conversion and transition costs you incurred in connection with choosing a new clearing agent.

5. As a related matter, it appears that, aside from any reimbursements of over-charges for services never rendered by NFS, the nonrefundable payment was negotiated in conjunction with the pricing of the remaining elements of the clearing agreement. Presumably if the up-front payment were not made by NFS, you would have negotiated a reduction to the clearing rates you are scheduled to pay over the initial eight year term of the agreement. It is unlikely that NFS would have made the up-front payment without an agreement for the on-going right to serve as your clearing agent for a negotiated period of time. Thus the up-front payment does not appear to be a discrete event separate from the remainder of the clearing agreement. Therefore, we believe that the up-front payment is inextricably linked to the other terms of the clearing agreement and thus should be accounted for ratably over the initial term of the agreement. Refer to SAB Topic 13A 3.f. Please amend your filing accordingly.

Response to Comments 4 and 5

     Rule 83 Confidential Treatment Request by First Montauk Financial Corp.
                      REFERENCE NOS. FMFC 0001 - FMFC 0006

In response to comment 4, Appendix I details the $1 million payment from NFS.

In response to comment 5, following is a timetable and discussion points of the events that led up to the $1 million settlement with NFS, which covers the items detailed in the attached schedule, and the June 2006 amendment to Exhibit A of our original May 2005 clearing agreement ("Exhibit A").

In May 2005, First Montauk Securities Corp. ("FMSC") signed a clearing agreement with National Financial Services LLC ("NFS") with a term of 8 years. The negotiations leading up to the signing, particularly Exhibit A which lays out the pricing, involved several components. First, NFS had acquired Fiserv Inc., our clearing firm prior to May 2005. As part of this acquisition and our conversion to NFS, both FMSC and NFS initially agreed that NFS would replicate our agreement with Fiserv in terms of pricing. While these negotiations were being held, First Montauk Financial Corp., (the parent corporation of FMSC,) was in the process of finalizing merger terms with another correspondent of Fiserv, Olympic Cascade (parent company of their broker-dealer subsidiary, National Securities) who was also converting to NFS. ****(1)






(1) The Company requests that the redacted text contained in Confidential Treatment Request No. FMFC - 0001 be treated as confidential information and that the Commission promptly notify the Company's designated contact person(s) before it permits any disclosure of such confidential information.

Mr. Rufus Decker                                                 July 20, 2007
Accounting Branch Chief                                          Page 3 of 5
Ms. Lisa Haynes
Staff Accountant
Securities and Exchange Commissions





Almost immediately after the clearing agreement was signed we recognized that there were inaccuracies in some of the pricing and interest rebates in our clearing agreement with NFS compared to what we were receiving from Fiserv. ****(2) These negotiations continued for almost one year and culminated in a settlement reached with NFS in June 2006 in the amount of $1 million. ****(3) In addition, in June 2006, NFS and FMSC separately agreed on an amended Exhibit A to our clearing agreement to reflect future clearing rates ****(4).


In our phone call with Mr. Decker and Ms. Haynes on Wednesday, July 11, 2007, it was requested that we provide you with copies of the schedule that identifies the components of the $1 million settlement for previously incurred items that we received in June 2006, the June 2006 settlement agreement with NFS, as well as the original clearing agreement signed in May 2005 and the amended Exhibit A signed in June 2006. These four items are being sent to you under separate cover as Appendices I, II, III and IV. Such supplemental materials are being delivered confidentially and pursuant to Exchange Act Rule 12b-4, and Staff is hereby requested to return such materials to the undersigned upon the completion of its review. ****(5)




(2) The Company requests that the redacted text contained in Confidential Treatment Request No. FMFC - 0002 be treated as confidential information and that the Commission promptly notify the Company's designated contact person(s) before it permits any disclosure of such confidential information.
(3) The Company requests that the redacted text contained in Confidential Treatment Request No. FMFC - 0003 be treated as confidential information and that the Commission promptly notify the Company's designated contact person(s) before it permits any disclosure of such confidential information.
(4) The Company requests that the redacted text contained in Confidential Treatment Request No. FMFC - 0004 be treated as confidential information and that the Commission promptly notify the Company's designated contact person(s) before it permits any disclosure of such confidential information.
(5) The Company requests that the redacted text contained in Confidential Treatment Request No. FMFC - 0005 be treated as confidential information and that the Commission promptly notify the Company's designated contact person(s) before it permits any disclosure of such confidential information.

Mr. Rufus Decker                                                 July 20, 2007
Accounting Branch Chief                                          Page 4 of 5
Ms. Lisa Haynes
Staff Accountant
Securities and Exchange Commissions





Based on the above set of facts, we believe that the accounting for the receipt of the $1 million was proper.****(6)


Note 16 - Stockholders Equity, page F-26

6. We note your response to comment 16 from our letter dated May 15, 2007. In light of the amendments which we believe are necessary as a result of our comment regarding the NSF up-front payment, we believe that it would be appropriate to also amend your filing to reflect the appropriate classification of your Series B Preferred Stock outside of stockholders' equity as of December 31, 2005 and 2006.

Response to Comment 6

In our response to comment 16 in the Company's June 28, 2007 letter, we proposed that it revise its consolidated financial statements for the year ended December 31, 2006 prospectively to reflect the reclassification of the Series B Preferred Stock from permanent to temporary equity. The Company proposes that the prospective treatment be utilized if the accounting treatment used for the transaction described in response to your comments 4 and 5 is accepted.










(6) The Company requests that the redacted text contained in Confidential Treatment Request No. FMFC - 0006 be treated as confidential information and that the Commission promptly notify the Company's designated contact person(s) before it permits any disclosure of such confidential information.

Mr. Rufus Decker                                                 July 20, 2007
Accounting Branch Chief                                          Page 5 of 5
Ms. Lisa Haynes
Staff Accountant
Securities and Exchange Commissions




General

The Company acknowledges that:

        o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
        o staff comments or changes to disclosure in response to staff comments in the Company's filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
        o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company understands that the Division of Enforcement has access to all information that the Company provides to the staff of the Division of Corporation Finance in the staff's review of the Company's filings or in response to the staff's comment on the Company's filings.

Thank you for your assistance in this matter. We appreciate the opportunity to reply to your comments. Should you have any further comments, please do not hesitate to contact the undersigned.

                                          Sincerely yours,


                                          First Montauk Financial Corp.


                                          /s/ Mindy Horowitz

                                          Mindy Horowitz
                                          Acting Chief Financial Officer

cc:  V. Kurylak
     J. Fahs
     M. Goldstein